VIA EDGAR

ATTN:	Gary Newberry
Kevin Kuhar
David Gessert
Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Panacea Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 18, 2020
File No. 333-250036

Ladies and Gentleman:

Set forth below is the response of Panacea Acquisition Corp. (the “Company”, “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2020 (the “Comment Letter”), with respect to Amendment No. 1 to Registration Statement on Form S-4, File No. 333-250036, filed with the Commission on December 18, 2020 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement (the “Amendment”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, for your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references to page numbers and captions (other than those in the Staff’s

U.S. Securities and Exchange Commission

January 8, 2021

comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Amendment No. 1 to Registration Statement on Form S-4 Filed December 18, 2020

Summary of Proxy Statement/Prospectus

Conditions to Closing, page 16

Cover Page

1.

We note the revisions you made on pages 16-17, 252 and 254 in response to comment 2 describing that closing conditions are waivable by the party for whose benefit such condition exists to the extent permitted by law. However, we still do not believe it is clear to investors which specific conditions are subject to waiver. Please revise to specifically identify which closing conditions can or cannot be waived.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure to identify the closing conditions that are not subject to waiver on pages 16-17 and 254-256 of the Amendment.

The Merger

Summary of Panacea Financial Analysis, page 236

2.	Please expand your disclosure to identify the pre-business combination fair market value of Nuvation Bio as determined by the Panacea board of directors and describe the basis for such valuation.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 240 of the Amendment.

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U.S. Securities and Exchange Commission

January 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions regarding this filing, please contact Michael Mies at (650) 470-3130.

Very truly yours,

/s/ Michael Mies

Michael Mies

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Panacea Acquisition Corp.
Oleg Nodelman

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg Noel

cc:	Cooley LLP
Kenneth L. Guernsey
John T. McKenna
Rama Padmanabhan
Pia Kaur